 Olympus Pacific Minerals Inc.

DIRECTORS	CORPORATE OFFICES
David A. Seton	Olympus Pacific Minerals Inc.
Peter G. Meredith	Suite 500, 10 King Street East
Jon Morda	Toronto, Ontario
John A.G. Seton	Canada M5C 1C3
T. Douglas Willock
	Telephone:	416.572.2525
OFFICERS	Toll-Free:	888.902.5522
David A. Seton	Facsimile:	416.572.4202
Chairman & CEO	info@olympuspacific.com

Colin D. Patterson	TRANSFER AGENT
President	Computershare Investor Services
9th Floor, 100 University Avenue
Peter Tiedemann	Toronto, Ontario
Chief Financial Officer and Corporate	Canada M5J 2Y1
www.computershare.com
Pamela Campagnoni
VP Finance	Inquiries relating to shareholdings should
be directed to the Transfer
Roger Dahn
VP Exploration	Toll-Free: 800.564.6253 (North America)
Toll-Free: 514.982.7555
LEGAL COUNSEL	Email: service@computershare.com
Gowling Lafeur Henderson
Suite 2300, 1055 Dunsmuir	STOCK EXCHANGE LISTINGS
Bentall IV, P.O. Box	Toronto Stock Exchange: OYM
Vancouver, British Columbia	Frankfurt Stock Exchange: OP6
Canada V7X 1J1
ANNUAL GENERAL MEETING
Telephone: 604.683.6498	will be held on Thursday, June 7, 2007
Facsimile: 604.689.8610	at 3:30 p.m. in Patty Watt Room
at The Design Exchange
AUDITOR	234 Bay Street
Ernst & Young LLP	Toronto, Ontario
Chartered Accountants
222 Bay Street, P.O.
Toronto, Ontario	info@olympuspacific.com
Canada M5K 1K7	www.olympuspacific.com

Telephone: 416.864.1234
Facsimile: 416.864.1174

Annual Report 2006

Chairman’s Review

2006 WAS A YEAR OF ACHIEVEMENTS FOR OLYMPUS. Highlights include;

• Building and operating a gold mine.
• Producing and exporting gold.
• Repatriating funds and
• Expanding our resource base.

We have reduced many of the risks previously facing our company; and the building blocks, we have been patiently putting in place, are proving their worth as we move into a significant growth phase in both exploration and development. Management believes that shareholders can look forward to increases in our resource base and improved production.

David A. Seton Chairman
The Bong Mieu plant has dealt with a number of challenges during its start up phase, which has led to an impairment charge on deferred development and exploration costs, as described in note three to our financial statements. Nonetheless, we believe that the production potential of the property far exceeds the capability of our starter plant. Accordingly, we have commenced a preliminary assessment to determine a much larger operation, utilising all the deposits in the project. Production levels at the Bong Mieu Central plant will be maintained at the trial stage pending the results of the preliminary assessment.

At Phuoc Son, we have had very favourable exploration results. Our strike length has increased from 300 meters to over 1 kilometer and the deposit is open in all directions. Phuoc Son, on its own, has the potential to be a company maker.

While both Bong Mieu and Phuoc Son have established Olympus as pre-eminent, foreign-owned gold mining company in Vietnam, Capcapo in northern Philippines is part of our strategy to expand regionally based on our strengths in Vietnam. This exploration project has excellent potential and we acquired our interest in competition with others. I believe the Capcapo agreement reflects the value of our work in Vietnam.

There have, however, been disappointments. Our planned takeover of Zedex Minerals Limited was taken off the table. When the transaction was first discussed, it was felt that both companies would have a greater likelihood of success in building a significant regional company if they were joined. Positive exploration success on Bong Mieu and Phuoc Son and on Zedex’s properties convinced some of the shareholders that alone these projects justified maintaining separate entities each with a different focus.

In a somewhat different tone, but equally important to the stability and strength of the company, Olympus is progressing along the track of meeting our Bill 198 and Sarbanes Oxley (“SOX”) requirements. Meeting the regulatory challenges has not been easy; we have embraced the SOX challenge, regard it as a point of difference, and are determined to meet the standards established. Once Olympus has met the rigorous administrative, accounting and corporate governance standards of SOX, it will have a corporate structure in place that will enable it to manage our expected further successes.

On a final note, I thank the wonderful effort of our loyal employees and our Board of Directors. I believe the Company is extremely fortunate to have such a fine team.

A special thank you goes to Olympus’ director, Peter Meredith, who has served on the Board and Committees of Olympus since 2004. He will not be seeking re-election to the Board due to his commitments at Ivanhoe. Peter has been an extremely valuable member of our team and will be missed. In farewelling Peter I would like to extend a warm welcome to Kevin Flaherty who has agreed to accept the directorship vacancy created by Peter’s departure. Mr. Flaherty, MBA, has director-level experience with successful public-traded Canadian mining and exploration companies, particularly in Vietnam with Tiberon Minerals Ltd.

I am looking forward to a great year ahead and thank you, the shareholders, for your ongoing patience and support.

Notes to Readers:
1. Readers are directed to read the detailed sections outlining the Risk Factors and Uncertainties and Forward- Looking Statements in the Management’s Discussion and Analysis included in this Annual Report.
2. SEC Disclaimer, refer to page 13.

Olympus Pacific Minerals Inc.

President’s Review

OLYMPUS ATTAINED SIGNIFICANT ACHIEVEMENTS IN 2006.
In particular, the Phuoc Son property has seen exceptional exploration results with the strike length increasing from some 300 meters to more than 1,000 meters and the deposit remains open in all directions. We believe the upside potential of this project to be immense. Production from the first phase is expected to commence in late 2008. The second phase, which would be aimed at almost doubling the output, will begin in the second half of 2009.

Despite the challenges experienced with the Bong Mieu plant, we continue to seek out improvements in recoveries through fine-tuning and improvements are anticipated to materialize during 2007. Bong Mieu Central continues to make regular shipments and sales of gold. A preliminary assessment is underway to evaluate a 100,000 ounce annual production scenario for the Bong Mieu Gold Property. This potential scenario has been made possible due to the positive exploration results.

The acquisition of 60% of the Capcapo property in the Philippines was successfully negotiated and we are very pleased to have Abra Mining and Industrial Corporation as our local partners. Drilling commenced in February 2007 as part of the due diligence process. Olympus fully expects that this current drilling will confirm its view that this project has the potential to be a world-class discovery.

Colin D. Patterson President
Olympus is planning an aggressive exploration programme for 2007 and there is the potential to significantly increase the company’s resource estimates. The longer term view is that all three projects could be producing in the order of 100,000 ounces of gold annually.

The most important asset we have is the dedicated and tireless team we have in Vietnam, Canada and, more recently, the Philippines. I extend my gratitude to the whole team for the tremendous effort put forward and achievements in 2006. I look forward to greater accomplishments in 2007.

Notes to Readers:
1. Readers are directed to read the detailed sections outlining the Risk Factors and Uncertainties and
Forward-Looking Statements in the Management’s Discussion and Analysis included in this Annual Report.
2. SEC Disclaimer, refer to page 13.

Annual Report 2006

2006 Exploration Highlights

THE COMPANY’S TWO MOST ADVANCED PROPERTIES are the 70-square-kilometre Phuoc Son Gold Project and the 30 square kilometre Bong Mieu Gold Property which are both located in central Vietnam along the Phuoc Son-Sepon Suture that hosts such world-class deposits as Oxiana’s Sepon deposit to the east.

The 2006 exploration programs have brought significant advancements to our Vietnamese properties, Bong Mieu and Phuoc Son, as well as the recent option agreement for the Capcapo Property, located in the northern Philippines. Note the following property highlights:

Bong Mieu Gold Property (Vietnam)

As of December 31, 2006, Olympus has completed 66 drill holes totalling approximately 3,020 metres on the property. The bulk of the drilling was focused on the Bong Mieu East area which hosts two potentially open-pittable gold-tungsten-fluorine deposits. Highlights of 2006 drilling indicate:
•	Significant tungsten mineralization is associated with the gold bearing zone.

•	Gold-tungsten (W) grades up to 21.5 g/t gold, 0.79% W for a 30.12 g/t gold equivalent grade over 4.0 metres;

•	The associated tungsten greatly enhances the potential value of the mineralization, more than doubling the insitu value of the deposit; and

•
275-metre step-out (hole 183) to the north of the Bong Mieu East deposit encountered similar gold mineralized lithologies, thus significant untested potential exists to the north.Updating of the Bong Mieu East resource estimates have been completed by Olympus’ qualified person, Mr. Roger Dahn. The new resource estimates are currently being reviewed and validated by an independent firm as required by National Instrument 43-101 prior to public disclosure.

Field exploration programs have identified 3 new areas of favourable alteration and mineralization. These surface results indicate the excellent, large-scale, near-surface potential of the property and highlighted by:

•	Trenching programs returned results of 1.86 g/t gold over 14.0 metres and 8.43 g/t gold over 5.0 metres (Thac Trang NE);

•	Surface sampling over a 450 metres by 200 metres area has outlined significant alteration with anomalous gold values including 26.90 g/t gold from grab samples (Northwest Prospects);

•	Channel sample results include 56.90 g/t gold over 1.2 metres and 12.54 g/t gold over 0.70 metres (South Trend Prospects).

Olympus Pacific Minerals Inc.

Phuoc Son Gold Property (Vietnam)

As of December 31, 2006, Olympus has completed 63 drill holes for approximately 11,330 metres. Updates of the property’s mineral resource estimates and near-term potential now exceeds the 500,000 ounce range and includes;
•	42% increase to Measured and Indicated Resource categories;

•	Measured & Indicated categories total 209,500 ounces;

•	Inferred resource category totals 94,750 ounces and;

•	Estimated resource potential of the north extension defined by 13 wide-spaced drill holes totalling 3,900 metres indicates the potential for an additional 190,000 to 210,000 ounces.

Recent results from the last two holes completed, hole 209, a 100 metre step-out, and hole 210, a 300 metre step-out, returned 6.94 g/t gold over 8.01 metres and 12.24 g/t gold over 1.95 metres, outside current resource block.

The deposit remains open in all directions. Ongoing drilling will focus on continuing to enlarge the zone and bringing the currently outlined extension to mineral resource status.

Exploration drilling completed in the Bai Choui Area located between the North and South deposits returned significant gold values of 4.95 g/t gold over 1.22 metres and 8.20 g/t gold over 1.50 metres in holes 168 and 46 Ext, respectively. Exploration and step-out drilling will continue in 2007 to address this highly prospective mineralised area and to advance it to resource status.

Capcapo Gold Property (Northern Philippines)

On November 23, 2006, Olympus announced it had entered into an agreement, subject to completion of due diligence, whereby the Company and Philippine interests associated with the Company can earn a 60% interest in the Capcapo Project, located in the northern Philippines.
•	Geological environment has multi-million ounce potential.

•	The project area has all the similar epithermal porphyry gold characteristics as the nearby

•	Baguio Gold District (combined production, current reserves and resources in excess of 60 million ounces of gold) but has remained virtually unexplored.

•	Results from Olympus’ field verification program of the main prospect returned channel sampling assays of 6.78 g/t gold and 8.36 g/t silver over 20 metres (65 feet) from previously excavated trenches.

•	Drilling commenced during the first quarter of 2007.

2006 Exploration Highlights

Bong Mieu Gold Property

The Company holds Mining and Investment Licenses covering 30 square kilometres within the Bong Mieu Gold Property area. The Investment License contains three deposits: BM Central (an open pit currently in production), BM East (a potentially open-pittable deposit) and Bong Mieu Underground (an underground deposit) that was operated by the French from 1896 to 1941. Olympus acquired this project in 1997 and commenced fieldwork on the property in the second half of 2003. Work to date has resulted in a new discovery in the BM East area, numerous new and highly prospective targets, and a demonstration of the excellent, large scale and near surface potential of the property.

As of December 31, 2006, Olympus has completed 66 drill holes totaling approximately 3,020 metres on the property. The bulk of the 2006 drilling was focused on the Bong Mieu East area which hosts two potentially open pittable gold-tungsten-flourine deposits. Highlights of 2006 drilling indicate: significant tungsten mineralization is associated with the gold bearing zone. Gold-tungsten (W) grades up to 21.5 g/t gold, 0.79% W for a 30.12 g/t gold equivalent grade over 4.0 metres. the associated tungsten greatly enhances the potential value of the mineralization, more than doubling the insitu value of the deposit.

275 metre step-out (hole 183) to the north of the BM East deposit encountered similar gold mineralized lithologies, thus significant untested potential exists to the north.

DRILL PROGRAM HIGHLIGHTS

HOLE	FROM (m)	TO (m)	Width (m)	Au (g/t)	W (%)	Au Equivalent (includes W value)
HRDD168	10	14	4	21.5	0.79	30.12
HRDD169	11	17	6	3.43	0.26	6.27
HRDD170	28	32	4	5.42	0.21	7.71
HRDD178	0	10	10	2.36	0.4	6.73
and	11	13	2	2.43	0.22	4.83
HRDD181	16	25	9	3.08	0.21	5.37
and	29	30	1	15.4	0.54	21.29
HRDD186	11	14	3	7.18	0.4	11.55
HRDD194	0	4	4	2.05	0.11	3.25
and	8	12.9	4.9	1.41	0.47	6.54
and	14.6	19.15	4.55	2.23	0.14	3.76
HRDD208	0	4	4	6.82	0.21	9.11

Olympus Pacific Minerals Inc.

Metallurgical test-work has been completed by SGS Lakefield Research (“Lakefield”) in Canada on representative Bong Mieu East sulphide and oxide ore types. Updating of the Bong Mieu East resource estimates have been completed by qualified Olympus staff. The new resource estimates are currently being reviewed and validated by an independent firm as required by National Instrument 43-101. The outside validation and technical report that is required prior to public disclosure is expected during the second quarter 2007. Substantial resource increases are expected at the Bong Mieu East Deposits due to the continuity and added value of the tungsten within the observed gold bearing mineralization.

Field exploration programs consisting of geological mapping, prospecting and trenching have identified 3 new areas of favourable alteration and mineralization warranting further detailed exploration work and drill testing. These surface results indicate the excellent, large scale, near surface potential of the property.

Trenching programs returned results of 1.86 g/t gold over 14.0 metres and 8.43 g/t gold over 5.0 metres (Thac Trang NE). Surface sampling over a 450 metres by 200 metres area has outlined significant alteration with anomalous gold values including 26.90 g/t gold from grab samples (Northwest Prospects); and channel sample results include 56.90 g/t gold over 1.2 metres and 12.54 g/t gold over 0.70 metres (South Trend Prospects).

Phuoc Son Gold Property

The Phuoc Son Gold property is located in central Vietnam, only 74 kilometres away from its existing mining operations at Bong Mieu. At Phuoc Son, the Company holds Mining and Investment Licenses covering a 70 square kilometres area. The Dak Sa area of Phuoc Son hosts two high grade gold deposits discovered to date, the North and South Deposits. In addition, the large tenement also hosts over 30 other known gold prospects.

Exploration work to date has defined the “productive” Dak Sa shear deposit over a strike length of approximately 5 kilometres expanded the Dak Sa resource base and has confirmed that the mineralization remains open. The potential for additional discoveries and continued resource expansion in 2007 are considered excellent.

DAK SA AREA

The Dak Sa area of Phuoc Son hosts two high grade gold deposits discovered to date: the North and South Deposits. As of December 31, 2006, Olympus completed 63 drill holes for approximately 11,330 metres largely in the North Deposit area. Results from this drilling have continued to return very positive results. Over the course of 2006 the North Deposit has been significantly enlarged and now extends in excess of 900 metres in a north-south orientation and remains open for further expansion. The mineralized system’s strike length is potentially substantial as demonstrated by results of the last two holes completed. Hole 209, a 100 metre step-out, returned 6.94 g/t gold over 8.01 metres and hole 210, a 300 metre step-out, penetrated significant alteration assaying 12.24 g/t gold over 1.95 metres.

2006 Exploration Highlights

The Measured and Indicated resource at Phuoc Son, based on drilling up to October 2006 stands at 493,000 tonnes at an average grade of 13.21 g/t for 209,500 ounces of gold. Additional resources of 94,750 ounces are contained within the Inferred category (273,000 tonnes at 10.78 g/t). The updated resource estimate completed by the Company incorporates data from an additional 81 holes that were completed since the original National Instrument 43-101 resource estimate by Watts, Griffis and McOuat Limited dated January 30, 2004.

Exploration drilling on the north extension since October 2006 has confirmed the extension of mineralization for an additional 500 metres along strike. The zone remains open for further expansion. The northern extension holds substantial potential to add significantly to the existing resources. Outside of the current resource area, significant results include 12.24 g/t over 1.95 metres, 6.94 g//t gold over 8.01 metres, 38.81 g/t gold over 1.25 metres and 8.18 g/t gold over 1.85 metres in holes 210, 209, 204 and 199, respectively. The drilling data derived to date suggests that the northern extension may contain 750,000 to 900,000 tonnes grading between 7 g/t to 8 g/t gold. As summarized in the table below, using these estimates, the area could potentially contain 190,000 to 210,000 ounces of contained gold.

Ongoing drilling will focus on continuing to enlarge the zone as well as bringing the currently outlined extension to mineral resource status.

NORTHERN EXTENSION - ESTIMATED POTENTIAL
Tonnage Range (tonnes)		Grade Range (g/t gold)		Range Contained Gold (ounces)
750,000	900,000	7.00	8.00	190,000	210,000

It is noted that the above “potential” for this area is conceptual in nature and does not conform to the definition of a “mineral resource” established by National Instrument 43-101. The estimates were based on 13 drill holes totaling approximately 3,900 metres. Drill hole spacing was variable, ranging from 50 to 300 metres. The estimate used an inverse distance squared method. The projected tonnage and grade, presented as ranges, were determined using grade sensitivity analysis. The results derived from these calculations may not accurately reflect the estimated potential of the area because; (i) the quantity and grade is conceptual in nature; (ii) there has been insufficient exploration to define a mineral resource; and (iii) it is uncertain if further exploration will result in the discovery of a mineral resource. Highlights of the North Deposit drill program are summarized in the table below:

Olympus Pacific Minerals Inc.

HIGHLIGHTS — NORTH DEPOSIT DRILL PROGRAM

HOLE	From (m)	To (m)	Core Width (m)	Gold Grade (g/t) Uncut
DSDH 149	149.0	151.27	2.27	48.6
DSDH 156	137.86	144.00	6.14	21.82
DSDH159	132.5	134.55m	2.05	5.43
DSDH 161	100.04	106.40	6.36	3.05
DSDH 155	94.51	108.50	13.99	3.50
including	100.88	108.50	7.62	5.45
DSDH 165	94.80	97.00	2.20	10.81
DSDH 177	77.60	82.14	4.54	11.43
DSDH 179	217.74	220.75	3.01	10.99
DSDH 199	232.15	234.00	1.85	8.18
DSDH 204	270.65	271.90	1.25	38.81
DSDH 207	258.65	264.65	6.00	2.11
including	263.00	264.65	1.65	6.61
DSDH 208	268.75	269.20	0.45	11.10
and	282.50	286.35	3.85	3.84
including	284.80	286.35	1.55	8.61
and	291.57	293.00	1.43	6.19
DSDH 209	289.54	297.55	8.01	6.94
including	289.54	291.35	1.81	13.76
DSDH 210	244.90	246.85	1.95	12.24

Notes:
(1) All holes were drilled at an inclination of -90 degrees unless otherwise stated.
(2) Based on current geological interpretation of the drilling results, core widths approximately reflect true widths. Additional drilling is required before definitive true widths can be determined.
(3) All assays were performed by the Mineral Assay and Service Co. Ltd. (MAS Laboratory) located in Bangkok, Thailand using the Fire Assay method on 50 grams of prepared sample. The MAS Laboratory is certified by the Thailand Department of Industrial Works and Ministry of Industry

Exploration drilling completed in the Bai Choui Area located between the North and South deposits returned significant gold values of 4.95 g/t gold over 1.22 metres and 8.20 g/t gold over 1.50 metres in holes 168 and 46 Ext, respectively. Previous drill intercepts in the area also include 10.99 g/t Au over 1.0 2.58 g/t over 1.7 metres and 3.43 g/t Au over 0.92 metres. The majority of the above intercepts are located approximately 225 metres south of the North Deposit resource boundary. Exploration and step-out drilling will continue in 2007 to address this highly prospective mineralised area and to advance it to resource status.

2006 Exploration Highlights

The potential for additional new discoveries and significant resource expansion at Dak Sa is excellent. Work to date has defined the “productive” Dak Sa trend over a total strike length of approximately five kilometres. Exploration and deposit scale step-out drilling will continue throughout 2007.

PHUOC SON (DEVELOPING NEW TARGETS)

A number of new targets have been developed and are planned for drill testing during 2007. One of the first will be the Tra Long area, where prospective alteration and veining returned anomalous gold values including 1 metre @ 11.3 g/t gold and 1 metre @ 8.82 g/t gold. The exploration objective for the new areas is to evaluate and identify targets which have stand alone potential (major scale) or that could be mined in conjunction with the existing Dak Sa deposit.

Capcapo Gold Property (Northern Philippines)

On November 23, 2006, Olympus announced it had entered into an agreement, subject to completion of due diligence, whereby the Company and Philippine interests associated with the Company can earn a 60% interest in the Capcapo Project, located in Abra Province, Northern Luzon, Philippines. The property is strategically located north of the prolific Baguio-Mankayan Gold District which has combined production, current reserves and resources in excess of 60 million ounces of gold. The project area has all the similar epithermal porphyry gold characteristics as the Baguio Gold District but has remained virtually unexplored. Olympus’s partner on the property is Abra Mining & Industrial Corporation (“AMIC”). AMIC has been operating and exploring within Northern Luzon for over 40 years and provides Olympus with a strong local partnership in the Philippines.

Recent results from Olympus’ field verification program of the main prospect returned channel sampling assays of 6.78 g/t gold and 8.36 g/t silver over 20 metres (65 feet) from previous excavated trenches. These assay results confirmed the surface mineralization documented by AMIC. In addition, others prospects on the property have been identified through previous reconnaissance work by AMIC. Drilling commenced in the first quarter of 2007.

Also part of agreement terms is a First Right of Refusal covering approximately 320 square kilometres of other AMIC tenements within this highly prospective area.

Olympus Pacific Minerals Inc.

Reserves
Bong Mieu Gold Property[1]	Tonnes	Gold Grade (g/t)	Contained Gold (oz.)
Proven	189,200	2.74	16,666
Probable	668,800	2.32	49,884
Proven plus Probable	858,000	2.42	66,550

Resources Measured and Indicated Resource Estimates include Proven and Probable Reserves
Phuoc Son Gold Property[2]	Tonnes	Gold Grade (g/t)	Contained Gold (oz.)
Measured	157,000	13.21	66,650
Indicated	336,000	13.21	142,850
Total M&I	493,000	13.21	209,500
Total Inferred	273,000	10.78	94,700

Bong Mieu Gold Property[3,4]	Tonnes	Gold Grade (g/t)	Contained Gold (oz.)
Measured[3]	268,100	2.80	24,200
Indicated[3]	843,800	2.22	60,100
Historical M&I (surface)4a	878,000	1.9	53,600
Historical M&I (underground)4b	216,700	6.51	45,300
Total M&I	2,206,600	2.58	183,200

Inferred[3]	96,200	2.17	6,700
Historical Inferred (surface)4a	1,380,000	1.8	79,800
Historical Inferred (underground)4b	1,220,000	8.1	317,300
Total Inferred	2,696,200	4.66	403,800

Potential5
Phuoc Son Gold Property	Tonnage Range	Grade Range (g/t)	Range Contained Gold (oz.)
Potential indicated by drilling	750,000 to 900,000	7 to 8	190,000 to 210,000

Total Proven and Probable Reserves Contained Ounces			66,550
Total Measured and Indicated Contained Ounces			392,700
Total Inferred Contained Ounces			498,500
Total Potential Contained Ounces			200,000

2006 Exploration Highlights

Notes

(1)	Employed a lower 0.8 g/t grade cutoff and 10 g/t grade upper cutoff and 10% dilution (0.3 g/t Au). These proven and probable reserve estimates were prepared by Micon International Limited (“Micon”) in November 2004 and were prepared in accordance with National Instrument NI 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. In preparing these estimates Micon relied on mineral resource estimates prepared by Watts, Griffis and McOuat (‘WGM”) in accordance with National Instrument 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the Technical Report titled A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam dated September 17, 2004 by WGM can be found in the Company’s filings at www.sedar.com.

(2)	Employed a lower 3.0 g/t grade cutoff. Updated by Olympus from the prior resource estimated by Watts, Griffis and McOuat Limited (“WGM”) and published in a Technical Report dated January 30, 2004. A copy of the Technical Report titled A Technical Review of the Phuoc Son Gold Project in Quang Nam Province, Vietnam by WGM can be found in the Company’s filings at www.sedar.com. The WGM review and report were carried out and prepared in compliance with standards of National Instrument 43-101 in terms of structure and content and the Mineral Resource audit and classification were carried out in accordance with the provisions of NI 43-101 guidelines and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions.

(3)	Employed a lower 1.0 g/t grade cutoff and 10 g/t grade upper cutoff. Updated by Olympus (March 2005) from the prior mineral resource estimates prepared by Watts, Griffis and McOuat (‘WGM”) in accordance with National Instrument 43-101 and the Council of the Canadian Institute of Mining, Metallurgy and Petroleum definitions standards. A copy of the Technical Report titled A Technical Review of the Bong Mieu Gold Project in Quang Nam Province, Vietnam dated September 17, 2004 by WGM can be found in the Company’s filings at www.sedar.com.

(4a)	Employed a lower 0.8 g/t grade cutoff and 10 g/t grade upper cutoff.

(4b)	Employed a lower 3.0 g/t grade cutoff and 30 g/t grade upper cutoff. The Technical Report to accompany these historical resource estimates was the pre-feasibility study compiled in 1996 by Continental Resource Management Pty Ltd., acting as independent resource consultants. These estimates have been reviewed by Watts, Griffis and McOuat (“WGM”) in 1997 and were found to have been carried out in a manner consistent with standard practice in the industry at the time. These historical estimates are relevant as they are the most recent estimate completed for the project. In its Technical Report dated September 17, 2004, WGM considered the estimates to be relevant and of historic significance.

(5)	The tonnage, grade and contained gold estimated for this area are conceptual in nature, and do not conform to the definition of a “mineral resource” established by National Instrument 43-101. The results derived may not accurately reflect the estimated potential of the area because: (i) the potential quantity and grade is conceptual in nature; (ii) there has been insufficient exploration to define a mineral resource; and (iii) it is uncertain if further exploration will result in discovery of a mineral resource.

Cautionary Note to U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Olympus uses certain terms in this Annual Report such as “measured”, “indicated” and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, which you can obtain from the SEC’s website at: http://sec.gov/edgar.shtml.

Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves - The estimates of mineral reserves described in this Annual Report have been prepared in accordance with Canadian National Instrument 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Guide 7. Accordingly, Olympus’ disclosure of mineral reserves in this Annual Report may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources - This Annual Report uses the term “indicated” resources. We advise US Investors that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources - This Annual Report uses the term “inferred” resources. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Olympus Pacific Minerals Inc.

Management’s Discussion
and Analysis (“MD&A”)

The following Management Discussion and Analysis, which has been prepared as of March 28, 2007, of the financial results of Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) operations for the year ended December 31, 2006 should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2006, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This discussion covers the year ended December 31, 2006. Other pertinent information on the Company is available on SEDAR at www.sedar.com as well as on the Company’s web site at www.olympuspacific.com. For the purpose of preparing our MD&A, the Company considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available of investors. We evaluate materiality with reference to all relevant circumstances. All dollar amounts are stated in Canadian dollars unless otherwise indicated.

Company Background

Olympus Pacific Minerals Inc. is an international company involved in mineral exploration, development and mining of properties in Southeast Asia with a main focus in Vietnam. The Company’s most advanced gold properties are Bong Mieu and Phuoc Son, both located in central Vietnam near the port of Da Nang. Olympus, a first mover in Vietnam, is on track to becoming a leading gold producer and explorer in Southeast Asia and has commissioned the first foreign owned gold mine to be operated in Vietnam since the 1940s. Its management team is strongly committed to Olympus’ vision of making major discoveries in the region and increasing shareholder value.

A. Exploration, Development and Production Activities

A.1 BONG MIEU GOLD PROPERTY (“BONG MIEU”) IN VIETNAM

Exploration

As of December 31, 2006 Olympus has completed 66 drill holes totaling approximately 3,020 metres on the property. No drilling activities occurred in the fourth quarter of 2006. The 2006 drilling was mainly focused on the Bong Mieu East (VN240) area which hosts two potentially open pittable gold-tungsten-fluorine deposits. Highlights of 2006 drilling indicate:
•	Significant tungsten mineralization is associated with the gold bearing zone.

•	gold-tungsten (W) grades up to 21.5 g/t gold, 0.79% W for a 30.12 g/t gold equivalent grade over 4.0 metres;

•	The associated tungsten greatly enhances the potential value of the mineralization; and

•	275 metre step-out (hole 183) to the north of the Bong Mieu East (VN240) deposit encountered similar gold mineralized lithologies, thus significant untested potential is believed to exist to the north.

Management's Discussion & Analysis

DRILL PROGRAM HIGHLIGHTS

HOLE	FROM (m)	TO (m)	Width (m)	Au (g/t)	W (%)	Au Equivalent (includes W value)
HRDD168	10	14	4	21.5	0.79	30.12
HRDD169	11	17	6	3.43	0.26	6.27
HRDD170	28	32	4	5.42	0.21	7.71
HRDD178	0	10	10	2.36	0.4	6.73
and	11	13	2	2.43	0.22	4.83
HRDD181	16	25	9	3.08	0.21	5.37
and	29	30	1	15.4	0.54	21.29
HRDD186	11	14	3	7.18	0.4	11.55
HRDD194	0	4	4	2.05	0.11	3.25
and	8	12.9	4.9	1.41	0.47	6.54
and	14.6	19.15	4.55	2.23	0.14	3.76
HRDD208	0	4	4	6.82	0.21	9.11

Metallurgical test-work by SGS Lakefield Research (“Lakefield”) in Canada on representative Bong Mieu East (VN240) sulfide and oxide ore types continued during the fourth quarter. The results of the metallurgical test-work from Lakefield are being incorporated into resource statements. Updating of the Bong Mieu East (VN240) resource estimates have been completed by qualified Olympus staff. The new resource estimates are currently being reviewed and validated by an independent firm as required by National Instrument 43-101. The outside validation and technical report which is required prior to public disclosure is expected during the second quarter of 2007. Substantial resource increases are expected at the Bong Mieu East Deposits (VN240) due to the continuity and added value of the tungsten within the observed gold bearing mineralization.

Field exploration programs consisting of geological mapping, prospecting and trenching have identified three new areas of favorable alteration and mineralization warranting further detailed exploration work and drill testing. These surface results indicate the excellent, large-scale, near surface potential of the property. Highlights of the results are:
•	Trenching programs returned results of 1.86 g/t gold over 14.0 metres and 8.43 g/t gold over 5.0 metres (Thac Trang NE) (VN240) ;

•	Surface sampling over a 450 metre by 200 metre area has outlined significant alteration with anomalous gold values including 26.90 g/t gold from grab samples (Northwest Prospects); and

•	Channel sample results include 56.90 g/t gold over 1.2 metres and 12.54 g/t gold over 0.70 metres (South Trend Prospects) (VN210).

Production

Bong Mieu includes three known deposits, namely, Bong Mieu Central (VN220), Bong Mieu East (VN240) and Bong Mieu Underground (VN230) and several other mineralized occurrences. One property, Bong Mieu Central (VN220), has proven and probable reserves under NI 43-101 resulting in the related mine construction. Commercial production began at Bong Mieu Central (VN220) on October 1, 2006. Current ore throughput at Bong Mieu Central (VN220) to date is about 500 tonnes per day and throughput is not expected to reach the original estimate of 800 tonnes per day. The cost of the property, plant, equipment and infrastructure and deferred exploration and development costs for the Bong Mieu Central (VN220) mine is approximately $6.4 million after recording an impairment charge of $4.28 million in the fourth quarter of 2006.

Olympus Pacific Minerals Inc.

Licensing

Bong Mieu is covered by a 25 year Investment License covering 3,000 ha granted in March, 1991. Two Mining Licenses (one on VN220, the other on VN230), a tailings area and a construction area (on the camp/office area), covering a total of 365 ha are located within the Investment License area.

On January 25, 2006, Bong Mieu Gold Mining Company obtained a gold export certificate to allow for exportation of any doré that is produced by the Company that will be refined and sold offshore.

The Bong Mieu exploration license is in the process of being renewed. This license is anticipated to be obtained by third quarter 2007 and is separate from the other licenses. If we are unable to obtain our exploration license, this could impede our future exploration activities. Currently, local Vietnamese authorities are permitting the Company to engage in exploration activities under the investment license. The renewal exploration license term is typically two years if it is the first renewal of the license.

A.2 PHUOC SON GOLD PROPERTY (“PHUOC SON”) IN VIETNAM

Exploration

The 85% owned Phuoc Son Property is located in central Vietnam and contains two high grade gold deposits to date: the North and South Deposits. As of December 31, 2006, Olympus has completed 63 drill holes for approximately 11,330 metres largely in the North Deposit area. Results from this drilling have continued to return very positive results. Over the course of 2006, the North Deposit has been significantly enlarged and now extends in excess of 600 metres in a north-south orientation and remains open for further expansion. The mineralized system’s strike length is potentially substantial as demonstrated by shallow exploration holes located up to 700 metres further north that also encountered significant alteration thicknesses up to 20 metres with anomalous gold values to 0.58 g/t over 1.55 metres. Step-out and exploration drilling is continuing.

DRILL PROGRAM HIGHLIGHTS, NORTH DEPOSIT (VN320)

HOLE	FROM (m)	TO (m)	Core Width (m)	Gold Grade (g/t) Uncut
DSDH 149	149.00	151.27	2.27	48.60
DSDH 156	137.86	144.00	6.14	21.82
DSDH159	132.50	134.55	2.05	5.43
DSDH 161	100.04	106.40	6.36	3.05
DSDH 155	94.51	108.50	13.99	3.50
including	100.88	108.50	7.62	5.45
DSDH 165	94.80	97.00	2.20	10.81
DSDH 177	77.60	82.14	4.54	11.43
DSDH 179	217.74	220.75	3.01	10.99
DSDH 199	232.15	234.00	1.85	8.18
DSDH 204	270.65	271.90	1.25	38.81

Management's Discussion & Analysis

Exploration drilling completed in the Bai Choui Area (VN320) located between the North and South deposits returned significant gold values of 4.95 g/t gold over 1.22 metres and 8.20 g/t gold over 1.50 metres in holes 168 and 46 Ext, respectively. Previous drill intercepts in the area also include 10.99 g/t Au over 1.0m, 2.58 g/t over 1.7 metres and 3.43 g/t Au over 0.92 metres. The majority of the above intercepts are located approximately 225 metres south of the North Deposit resource boundary. Exploration and step-out drilling will continue in 2007 to address this highly prospective mineralised area and to advance it to resource status.

To support the current technical report being completed at Phuoc Son - Dak Sa (VN320), updated resource estimates are currently being reviewed and validated by an independent firm as required by NI 43-101. On March 7, 2007, the Company released updated resource estimates for Phuoc Son incorporating the results of the drilling up to October 2006. Measured and indicated categories total 209,500 (measured resources total 66,650 ounces and indicated resources total 142,850 ounces); inferred resource category totals 94,750 ounces.

Development

The Dak Sa Underground Project (VN320) is currently comprised of the South (Bai Dat) and North (Bai Go) deposits which lie about 1 km apart. Once these deposits are developed and constructed into mines, they would share the same infrastructure and eventually be connected by an underground tunnel. As at December 31, 2006, the plant site and portal area have been cleared, the road construction is approximately 70% complete and the explosives magazine has been designed and permitted.

Licensing

The property is covered by a 30 year Investment License covering 7,000 hectares granted in October 2003. On January 23, 2006, a Mining License application was granted over the South and North deposits. The Mining License allows the Phuoc Son Gold Company Ltd. within a

3.5 year period to construct the mine within 1.5 years and perform mining activities over two years. The Company expects that it will need to obtain an extension on the Mining License as the 3.5 year period will be inadequate for construction and mining. The Company is in the process of obtaining the construction license and the import license for mining equipment for the Phuoc Son Gold property. The Phuoc Son exploration license has expired and the Company is in the process of applying for a new exploration license which would allow exploration activities in the specified areas. Currently, local Vietnamese authorities are permitting the Company to engage in exploration activities under the investment license. However, the expired exploration license may impede our future exploration activities. Given the lengthy process involved in the application for an exploration license, the Company does not anticipate the receipt of the exploration license until the third quarter of 2007. The renewal exploration license term is typically two years if it is the first renewal of the license.

Olympus Pacific Minerals Inc.

A.3 EXPLORATION ACTIVITIES - PHILIPPINES

Capcapo Gold-Copper Property (“Capcapo”) in Philippines PH210

On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the “MOA”) was entered into by Abra Mining and Industrial Corporation (“AMIC”), the Company and Jabel Corporation (“Jabel”) that allows the Grantee (defined as “Olympus Pacific Minerals Inc. and a Philippine national”) to acquire an option to earn a 60% interest in AMIC’s Capcapo mining tenement (the “property”) located in the Province of Abra in the Philippines upon completing a specified level of expenditures on the property. The property is strategically located north of the prolific Baguio-Mankayan Gold District which has combined production, current reserves and resources in excess of 60 million ounces of gold. The project area has all the similar epithermal-porphyry gold characteristics as the Baguio Gold District but has remained virtually unexplored. Olympus’ partner on the property is AMIC. AMIC has been operating and exploring within Northern Luzon for over 40 years and provides Olympus with a strong local partnership in the Philippines. Six months after the signing of the formal agreement, the Grantee will issue Olympus common shares to AMIC with a total value of U.S. $350,000 based on the average of the trading price of the Olympus’ common shares for the five trading days preceding the date of the signing of the formal agreement. Once the Grantee has spent U.S. $3 million on exploration and development work on the property, the Grantee will issue to AMIC further common shares of Olympus with a total value of U.S. $450,000 based on the average of the trading price of the Olympus’ common shares for the five trading days preceding their date of issuance. To earn the 60% interest, a cumulative spending of U.S. $6 million by the Grantee on exploration and development must occur by the end of the fifth year after the signing of the formal agreement. The Grantee earns a 20% interest after the first U.S. $1 million is spent, an additional 20% interest after an additional U.S. $2 million has been spent and an additional 20% interest after an additional U.S. $3 million has been spent. Once the 60% interest has been earned, a new joint venture company (“NEWCO”) would be formed of which the Grantee would hold 60%. If the Grantee obtains less than the 60% interest, the Grantee would share in less than 60% of the results of the joint venture. One year after full commercial production is achieved on the property, a royalty would be paid to Jabel, the underlying title holder of the property, equal to either 3% of gross value of production or 6% of annual Profit of NEWCO, as defined in the agreement, whichever is higher. In order to make the required cash payments and exploration and development expenditures if the formal agreement is signed, the Company expects to raise funding through equity issuance.

Recent results from Olympus’ field verification program of the main prospect, returned channel sampling assays of 6.78 g/t Gold and 8.36 g/t Silver over 20 metres (65 feet) from previous excavated trenches. These assay results confirmed the surface mineralization documented by AMIC. In addition, other prospects on the property have been identified through previous reconnaissance work by AMIC. Due diligence drilling work started in February 2007.

The agreement terms include a Right of First Refusal covering approximately 320 km2 of other AMIC tenements within this highly prospective area.

B1. SELECTED ANNUAL INFORMATION

	2006	2005	2004
Sales	$1,644,040	-	-
Loss	$9,478,887	$2,768,461	$2,182,459
Loss Per Share1, 2	$0.06	$0.02	$0.02
Total Assets	$41,556,694	$30,510,086	$24,418,374
Total Long Term Liabilities	$890,322	$351,428	$1,231,119
1 Basic and Diluted.	2 No cash dividends were declared from 2004 to 2006.

Most of the assets of the Company relate to capital assets, mineral properties and deferred exploration and development costs. The increase in these assets relate to the construction of the Bong Mieu Central (VN220) gold mine and related infrastructure as well as development at Phuoc Son. Long-term liabilities relate to the asset retirement obligation recorded in 2006 and 2005 related to the Bong Mieu Central (VN220) mine.

Management's Discussion & Analysis

B2. OPERATION ACTIVITIES

The Bong Mieu (VN220) plant went into commercial production effective October 1, 2006, with revenues of $1,644,040 (2,316 oz) in fourth quarter 2006. After September 30, 2006, our Bong Mieu Central (VN220) mine no longer defers costs net of revenues as the mine is in commercial production. A total of 4,651 ounces of gold were sold for proceeds of USD$2,917,582 during 2006 of which 2,335 oz with proceeds of USD$1,469,309 were netted against deferred development costs.

During the year ended December 31, 2006, the Company’s costs and expenses were $6,557,755, representing an increase of $3,554,551 from $3,003,204 for year ended December 31, 2005. The difference is principally due to: cost of sales of $1,535,891, a non-cash decrease of $344,044 in stock-based compensation related to the grant of options, an increase of $163,682 related to regulatory fees for the TSX listing, an increase of $638,129 in management fees and salaries mainly related to the staffing increases, an increase of $165,862 of professional fees related to audit, legal and compliance work, an increase of $277,369 in office and general administration expenses, an increase of $165,973 in consulting fees, an increase in amortization of $576,318 mainly due to the start of commercial production at the Bong Mieu Central (VN220) mine in fourth quarter 2006 and an increase of $196,092 in exploration activities in Southeast Asia.

The 2006 results also reflect a deferred exploration cost write off of $438,931 related to properties no longer being pursued by the Company and a $4,280,000 impairment charge against deferred development costs related to the Bong Mieu Central (Ho Gan) mine. During the fourth quarter 2007, management determined that the Bong Mieu Central mine was not going to reach the original estimated future throughput levels, resulting in the estimated undiscounted future cash flows being less than the carrying value of the Bong Mieu Central (Ho Gan) related assets. Consequently, the Company measured and recorded an impairment charge of $4,280,000. Foreign exchange gains of $9,062 were experienced in 2006 in comparison to foreign exchange gains of $239,626 in 2005 as a result of the stable exchange rates that occurred between Canada and United States in 2006. Interest income increased from $21,029 in 2005 to $272,156 in 2006, as the average invested cash balance was significantly higher than 2005 as a result of a private placement in March 2006. Interest expense increased from $23,203 in 2005 to $127,262 in 2006, as a result of the Macquarie financing arrangement.

C. Finance and Capital Activities

The Company receives cash for use in operations mainly from the issuance of common shares, debt facilities, the exercise of warrants/stock options, investment income generated by its cash position, gold sales and the occasional sale of selected assets.

As at December 31, 2006, the cash and cash equivalents’ balance is $4,101,536 compared to $404,987 as at December 31, 2005. The increase was mainly due to a $15,660,000 private placement closed on March 31, 2006 where the Company issued 27,000,000 shares at $0.58. The net proceeds were directed mainly to exploration activities in Southeast Asia, the rehabilitation of the Bong Mieu Nui Kem (VN230), early stage development of the Dak Sa (VN320) deposits at Phuoc Son and for general corporate purposes. In February 2006, the Company also entered into a US$2.0 million loan facility (the “Facility”) with Macquarie Bank Limited (“MBL”) of Sydney, Australia. The Company drew down the US$2.0 million in the first quarter. The Facility bears an interest rate of LIBOR plus 2.75% and is repayable on July 31, 2007 but may be extended to June 30, 2008 at the option MBL. In consideration for setting up the facility, MBL was paid a US$50,000 fee and was granted 5,376,092 purchase warrants to acquire the same number of common shares of the Company at an exercise price of $0.4347 until June 30, 2007 and $0.4514 until June 30, 2008, if the loan is extended. The Company can also accelerate conversion of the warrants if its common shares trade at a 100% premium to the exercise price for 30 consecutive trading sessions.

Olympus Pacific Minerals Inc.

During the year ended December 31, 2006, Olympus invested $5,191,417 in exploration and development expenses and $3,609,090 in acquisitions of capital assets, net of amortization.

The Company is evaluating project funding for Phuoc Son Dak Sa (VN320) to determine whether it will be raised either through equity or debt financing. The Company has been successful in accessing the equity markets in the past; and, while there is no guarantee that this will continue to be available, management has no reason to expect that it will not be able to access the equity markets in the future. The ability of the Company to continue operations beyond 2006 is dependent upon obtaining the necessary funding to continue its exploration programs or the realization of proceeds from the sale of one or more of its properties and/or assets.

On March 19, 2007, the Company completed a non-brokered private placement, of 21,428,571 shares at a price of $0.56 per share, for gross proceeds of $12,000,000. All shares issued have a hold period in Canada until July 20, 2007. The net proceeds are intended to be used for ongoing exploration, scoping studies, technical reports and development work on the Company’s mineral projects and for general corporate purposes.

C.1 TRANSACTIONS WITH RELATED PARTIES

During the period ended December 31, 2006, the Company entered into the following transactions with related parties:

a) Paid or accrued $67,424 in legal fees to a company controlled by a director of the Company as compared to $26,536 in 2005. Services are not under contract and are engaged as required.

b) Paid or accrued $581,396 in management fees and $147,377 in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. In 2005, the Company paid or accrued $420,597 in management fees and $214,702 in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. These fees and expenses have been incurred as part of ongoing contracts with the related parties.

c) Paid or accrued $26,228 in royalties and $6,136 in expenses to Zedex Minerals Limited, a significant shareholder of Olympus. In 2005 the Company paid Zedex $17,260 in interest for a short term loan and $3,852 in expenses. Royalties incurred are a result of an ongoing contract with the related party.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties. These transactions were equivalent to terms agreed upon in similar transactions with non-affiliated parties.

SUMMARY OF QUARTERLY RESULTS

	2006				2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Interest Income	69,601	108,709	91,682	2,164	11,282	1,956	1,820	5,971
Net Loss	6,947,446	850,201	719,496	961,744	673,280	660,191	1,008,881	426,109
Loss per share	0.04	0.01	0.00	0.01	0.00	0.01	0.01	0.00
Deferred exploration and development cost additions	233,401	1,211,896	2,184,525	1,442,439	1,865,152	1,526,470	1,170,899	117,402
Capital asset additions	1,711,591	1,361,148	579,963	94,547	1,450,330	646,623	1,446,538	2,778,045

Management's Discussion & Analysis

D. Critical Accounting Policies and Estimates

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP. In this MD&A, the Company has provided an update for any changes in accounting policies. A comprehensive discussion of Olympus’ significant accounting policies is contained in note 2 of the audited consolidated financial statements for the year ended December 31, 2006.

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration and development expenditures as well as asset retirement obligations (“AROs”), and the value of stock-based compensation. All of these estimates involve considerable judgement and are, or could be, affected by significant factors that are beyond management’s control.

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realisation through mining operations or by sale. The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable. In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded on a discounted basis. Future cash flows are based on estimated future recoverable mine production, expected sales prices (considering current and historical prices), production levels and costs, and further expenditures. All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows.

AROs occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties. AROs are measured based on the discounted expected cash flows, using a credit-adjusted risk-free rate of interest. The recorded ARO reflects the expected cost, taking into account the probability of particular scenarios. The difference between the upper and lower end of the range of assumptions can be significant; and, consequently, changes in assumptions could have a material impact on the fair value of the ARO and future earnings in the period of change. Estimates of cash flow earlier in the mine life are more subjective and significant estimates and judgements are made when estimating the fair value of AROs. Additionally, it is reasonably possible that circumstances could occur during or by the end of the mine life that will require material revisions to the AROs. Management prepares estimates of the timing and amounts of the cash flows when an ARO is incurred. Many factors can cause the expected cash flows to change such as, but not limited to, changes in regulations, laws or enforcement, mine life changes, new facilities, or changes in reserves.

Olympus Pacific Minerals Inc.

In accordance with CICA HB Section 3870, stock-based compensation is based on the estimated fair market value of the options at the grant date. Significant assumptions used under the Black-Scholes valuation model, which is used to fair value the options, include the expected term and stock price volatility. The term assumption represents the average estimated length of time that the option would remain outstanding before being exercised or forfeited. The Company has used historical data to determine volatility in accordance with the Black-Scholes model. For any assumptions used in option valuation, we update our historical data used to calculate specific assumptions such as expected term, volatility and forfeiture rates and we also update any assumptions that require current market data on an ongoing basis. Refer to Notes 2 and 8(b) of the audited consolidated financial statements for further details on stock options.

D.1 OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

D.2 CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As at December 31, 2006

Payments Due by Period	Total $	Less than One Year	2-10 Years
Debt facility	2,330,800	2,330,800	-
Capital lease	412,894	412,894	-
Operating lease	950,588	950,588	-
Purchase obligations - supplies and services	2,069,333	2,069,333	-
Purchase obligations - capital	1,475,203	1,475,203	-
Purchase obligations - power supply	244,734	244,734	-
Asset retirement obligations	1,262,314	59,173	1,203,141
Total	8,475,866	7,542,725	1,203,141

D.3 USE OF FINANCIAL INSTRUMENTS

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. The principal financial instruments affecting the Company’s financial condition and results of operations are currently its cash, accounts payable and accrued liabilities. The excess cash balances are invested in short-term investments. Foreign currency exposure is minimized by timely conversions of Canadian dollars into United States dollars. The gold produced in Vietnam is being refined in Switzerland and sold at the London Bullion Market A.M. Fixing. We are exposed to interest rate fluctuations as our interest rate on our Macquarie facility floats with the market equal to LIBOR plus 2.75%.

D.4 DISCLOSURE CONTROLS AND PROCEDURES

Olympus’ executive officers have established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to it in a timely manner, particularly during the period in which the annual filings are being prepared. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as of the date of this report, and believes them to be effective in providing such reasonable assurance.

Management's Discussion & Analysis

D.5 INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), carried out an assessment of the design of the Company’s internal controls over financial reporting and concluded that the following disclosable weaknesses and ongoing remediation that existed at December 31, 2006:
•	Need to enhance the documentation of the evidence indicating the performance of critical control procedures.

•	Ongoing remediation: Management has increased in-house resources and has engaged external consultants to assist the Company in enhancing documentation regarding internal control over financial reporting and related policies and procedures.

•
Improve the segregation of duties between the operational processes, authorization and recording of transactions.

Remediation: Compensating manual controls do exist in these areas that partly mitigate this weakness; however, the Company is enhancing controls to provide improved oversight.

•
A weakness in the information technology controls related to the management over changes to systems and supporting infrastructure, security and access controls.

Ongoing remediation: Management has engaged external consultants and has increased the in-house resources to work on designing, documenting and implementing additional change management, security and access controls over its information technology.

•
Need to establish and document control monitoring procedures to ensure ongoing effective controls.

Remediation: Management plans to conduct periodic internal control self-assessments as part of the ongoing monitoring processes.

•
Need to further communicate company standards and policies such as the code of conduct and set up a monitoring system to ensure compliance with company standards.

Ongoing remediation: As part of the remediation plan in 2007, management will further communicate policies and standards, as well as implement a monitoring system for compliance.

Ongoing activities planned in 2007 that will further improve internal controls include:

•	Completing the conversion of data to an upgraded financial reporting system which is projected for the second quarter of 2007, and having an objective review of the conversion process and results; and,

•	Remediation activities outlined above to address the weaknesses identified regarding internal controls over financial reporting.

D.6 REGULATORY REPORTING IN THE UNITED STATES
In November 2006, the Company filed an initial registration statement, Form 20F, with the United States Securities and Exchange Commission (“SEC”). As part of the initial filing process with the SEC, the Company has received comments from the SEC on the initial registration statement and is processing these comments and filed an amended Form 20F on March 28, 2007. The Form 20F is anticipated to become final in second quarter 2007.

Olympus Pacific Minerals Inc.

D.7 RISK FACTORS AND UNCERTAINTIES

The Company faces risk factors and uncertainties, similar to those faced by other exploration and development companies in South East Asia, including the following general description of significant risk factors:

Not All of Our Mineral Properties Contain a Known Commercially Mineable Mineral Deposit: The business of mineral exploration and extraction involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. Major expenses may be required to located and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit is commercially viable depends on a number of factors, including, but not limited to the following: particular attributes of the deposit, such as grade, size and proximity to infrastructure; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.

Because We Have Primarily Been an Exploration Company, We are Dependent Upon Our Ability to Raise Funds In Order to Carry Out Our Business: With ongoing cash requirements for exploration, development and new operating activities, it will be necessary in the near and over the long- term to raise substantial funds from external sources. If we do not raise these funds, we would be unable to pursue our business activities and investors could lose their investment. If we are able to raise funds, investors could experience a dilution of their interests which would negatively impact the market value of the shares.

We Will Not Be Able to Insure Against All Possible Risks: Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. Obtained insurance will not cover all the potential risks associated with the activities of the Company. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

Management's Discussion & Analysis

Commodity Price Fluctuations - if the Price of Gold Declines, Our Properties May Not Be Economically Viable: The Company’s revenues are expected to be in large part derived from the extraction and sale of base and precious metals such as gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values. If the price of gold (including other base and precious metals) is below our cost to produce gold, our properties will not be mined at a profit. Fluctuations in the gold price affect the Company’s reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project. Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

We May Not be Able to Compete with Other Mining Companies for Mineral Properties, Investment Funds, Personnel and Technical Expertise: The resource industry is intensely competitive in all of its phases, and the Company competes for mineral properties, investment funds and technical expertise with many companies possessing greater financial resources and technical facilities than it does. Competition could prevent the Company’s from conducting its business activities or prevent profitability of existing or future properties or operations if the Company were unable obtain suitable properties for exploration in the future, secure financing for our operations or attract and retain mining experts.

If We do Not Comply with All Applicable Regulations, We May be Forced to Halt our Business Activities: Such activities are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. We may not be able to obtain all necessary licenses and permits required to carry out exploration at, developments of, or mining at our projects. Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Large increases in capital expenditures resulting from any of the above factors could force the Company to cease business activities.

Non-Compliance with Environmental Regulation May Hurt Our Ability to Perform Our Business Activities: The Company’s operations are subject to environmental regulation in the jurisdiction in which it operates. Environmental legislation is still evolving in this jurisdiction and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. If there are future changes in environmental regulation, they could impede the Company’s current and future business activities and negatively impact the profitability of operations.

Olympus Pacific Minerals Inc.

If We Are Unable to Obtain and Keep in Good Standing certain Licenses, We will be Unable to Explore, Develop or Mine any of our Property Interests: In order to explore, develop or conduct mining operations in Vietnam, the Company must establish or create an entity authorized to conduct Business in Vietnam via an Investment Licence. Then, the Company requires a prospecting licence, an exploration licence and a mining licence, depending on the level of work being conducted on the property. Without all the appropriate licenses, our activities could not occur.

If We Do Not Make Certain Payments or Fulfill Other Contractual Obligations, We May Lose Our Option Rights and Interests in Our Joint Ventures: The Company may, in the future, be unable to meet its share of costs incurred under any option or joint venture agreements to which it is presently or becomes a party in the future and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs. The loss of any option rights or interest in joint ventures would have a material, adverse effect on the Company.

Title to Assets Can Be Challenged or Impugned Which Could Prevent Us From Exploring, Developing or Operating at any of our Properties: There is no guarantee that title to concessions will be not challenged or impugned. In Vietnam or the Philippines, the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. In Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and the system is new and as yet untested. If title to assets is challenged or impugned, the Company may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

Political and Economic Instability In Vietnam or the Philippines Could Make it More Difficult or Impossible, for Us to Conduct Our Business Activities: The Company’s exploration, development and operation activities occur in Vietnam and, as such, the Company may be affected by possible political or economic instability in that country. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in that country may prevent or hinder the Company’s business activities and render our properties unprofitable by preventing or impeding future property exploration, development or mining. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known to where they will evolve. The effect of these factors cannot be accurately predicted.

Exchange Rate and Interest Rate Fluctuations May Increase the Company’s Costs: The profitability of the Company may decrease when affected by fluctuations in the foreign currency exchange rates between the Canadian Dollars, Australian dollars, US Dollars and Vietnamese Dongs. Exchange rate fluctuations affect the costs in Canadian dollar terms the Company incurs in its exploration and development activities. For example, the appreciation of the US dollar against the Canadian dollar would increase costs in Canadian dollar terms. The Company does not currently take any steps to hedge against currency fluctuations. In the event of interest rates rising, the liabilities of the Company that are tied to market interest rates would increase the Company’s borrowing costs. Currently, if interest rates were to rise, this would impact the interest incurred on the loan facility with Macquarie Bank Limited which bears interest at LIBOR plus 2.75%.

Management's Discussion & Analysis

Our Stock Price Could be Volatile: The market price of our common shares, like that of the common shares of many other natural resource companies, has been and is likely to remain volatile. Results of exploration activities, the price of gold and silver, future operating results, changes in estimates of the Company’s performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond the control of the Company, could cause a significant, decline on the market price of common shares.

Our Stock will be a Penny Stock which Imposes Significant Restrictions on Broker-Dealers Recommending the Stock For Purchase: Securities and Exchange Commission (SEC) regulations define “penny stock” to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer’s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. If our Shares become subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Shares, if such trading market should ever develop. Accordingly, this may result in a lack of liquidity in the Shares and investors may be unable to sell their Shares at prices considered reasonable by them.

We Do Not Plan to Pay any Dividends in the Foreseeable Future: The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend until warranted based on the factors outlined below. The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements and other conditions prevailing at the time.

Shareholders Could Suffer Dilution of the Value of their Investment if We Issue Additional Shares: There are a number of outstanding securities and agreements pursuant to which common shares may be issued in the future. If these shares are issued, this will result in further dilution to the Company’s shareholders.

In the Event that Key Employees Leave the Company, the Company Would Be Harmed Since We are Heavily Dependent Upon Them for All Aspects of Our Acitivities: The Company is heavily dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, an negative impact on our ability to conduct our activities and could cause a decline in profitabilility of our properties or additional costs from a delay in development or exploration of properties. The Company has consulting agreements with the Chief Executive Officer, President, Country Manager and Chief Financial Officer.

Olympus Pacific Minerals Inc.

Management May Be Subject to Conflicts of Interest Due to Their Affiliations with Other Resource Companies: Because some of our directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests are continually in conflict with the interests of the Company. Situations will arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. If the Company is unable to pursue such opportunities because of our officers’ and directors’ conflicts, this would reduce the Company’s opportunities to increase our future profitability and revenues. In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including consulting geologists, metallurgist engineers and others. Similarly, if the Company is unable to obtain necessary investment capital and technical resources because of our officers’ and directors’ conflicts, the Company would not be able to obtain potential profitable properties or interests and reduce the Company’s opportunities to increase our future revenues and income. Such conflict of interests are permitted under Canadian regulations and will continue to subject the Company to the continuing risk that it may be unable to acquire certain mining opportunities, investment capital and the necessary technical resources because of competing personal interests of some of our officers and directors.

Future Sales of Common Shares by Existing Shareholders Could Decrease the Trading Price of Our Common Shares: Sales of large quantities of our common shares in the public markets or the potential of such sales could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

We used a Pre-Feasibility Study and did not Complete a Feasibility Study Before Making our Decision to Place the Ho Gan Mine into Production: The economic feasibility of our mining properties is based upon a number of factors, including estimations of reserves and mineralized material, extraction and process recoveries, engineering, capital and operating costs, future production rates and future prices of gold, and other precious metals that we may attempt to mine in the future. It is customary for a company to prepare a feasibility study on a property before making the decision to place the property into production. A feasibility study is a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production. However, the Company did not have a feasibility study prepared before making its decision to place the Bong Mieu Central Gold Mine (“Ho Gan Mine”) into production. Instead, the Company prepared a pre-feasibility study, which is a less comprehensive report. Pre-feasibility studies can underestimate a project’s capital and operating costs, while at the same time overestimating the amount of reserves, grade recovery from processing and mineralization. Accordingly, as the Company attempts to scale up the Ho Gan Mine to full production, it may learn that it has underestimated the amount of capital it will need and the costs involved in mining the deposit, as well as other issues such as grade recovery and throughput affecting the project’s profitability. Had the Company prepared a full feasibility study, rather than just a pre-feasibility report, it is possible that the Company might have determined that the economics of the project were unfavorable and decided not to place the mine into production.

The company conducted only limited drilling on its Bong Mieu property, so its decision to place the Ho Gan mine into production may be based upon incomplete information: The Company conducted a limited amount of drilling before making its decision to place the Ho Gan Mine into production. As a result, the Company’s estimates of the mineralized material and reserves on the property, which played a large role in the Company’s production decision, may not be accurate. Furthermore, the Company’s determination of the character, location, size and accessibility of the mineralized material may be based upon incomplete data, rendering its conclusions potentially inaccurate about the commerciality of the property.

Management's Discussion & Analysis

Because the company’s testing of its mining process at the Ho Gan mine was limited to small pilot plant and bench scale testing, it may be unable to obtain the expected metallurgical recoveries when it scales up its operations, rendering the project unprofitable: Before the Company placed the Ho Gan Mine into production, it built a pilot plant and conducted bench scale testing. A pilot plant is a small-scale mill in which representative tonnages of ore can be tested under conditions which foreshadow or imitate those of the full-scale operation proposed for a given ore. Although a pilot plant can provide information on mining the deposit, very frequently a company will have difficulty duplicating the results from the pilot plant and bench scale testing when scaling the project up to a production level, which has been the case to date with the Company’s operations at the Ho Gan Mine. The mine commenced limited operations in 2006, pouring its first gold bar in March 2006. At that time, it was determined that the mining process had to be reconfigured. Consequently, the Company has taken steps to modify its mining process, causing Company not to meet its planned production goals. The current ore throughput at the mine is approximately 500 tonnes per day. The Company’s original estimates of future cash operating costs at the mine, which were based largely on the Company’s pilot plant and bench scale testing, have been increased to reflect the above factors.

Since the Ho Gan Mine, as well as the Company’s other property interests, have no significant operating histories, estimates of mineralized material and reserves, mining and process recoveries and operating costs must be based, in addition to the information received from the pilot plant and bench scale testing, to a large extent upon the interpretation of geologic data obtained from drill holes, and upon scoping and feasibility estimates that derive forecasts of operating costs from anticipated tonnages and grades of mineralized material and reserves to be mined and processed, the configuration of the mineralized deposits, expected recovery rates of minerals, comparable facility and equipment costs, and climatic conditions and other factors. Commonly in new projects, such as the Ho Gan Mine, actual construction costs, operating costs and economic returns differ materially from those initially estimated. The Company cannot be certain that the Ho Gan Mine will ever achieve the production levels forecasted, that the expected operating cost levels will be achieved, or that funding will be available from internal and external sources in necessary amounts or on acceptable terms to continue the necessary development work. Failure to achieve the Company’s production forecasts would negatively affect the Company’s revenues, profits and cash flows. Accordingly, if the Ho Gan Mine, or any of the Company’s other properties, cannot be developed within the time frames or at the costs anticipated, or that any forecasted operating results can be achieved, the projects could possibly be rendered unprofitable.

E. Outlook 2007
•	In 2007, the Company will perform a review of resource and business performance of the Bong Mieu operations and production and exploration will continue at the property.

•	The Company will complete a technical report at our Phuoc Son project and will raise additional finances before it continues development of the project. Further exploration will continue at Phuoc Son.

•
We are excited about the potential of our Capcapo project in the Philippines, and expect additional information will be released through press releases during 2007, as further exploration work continues.

•	We are dedicated to continued cost control.

•	We will meet all regulatory filings required in Vietnam, Canada and the United States.

Olympus Pacific Minerals Inc.

F. Future Changes in Accounting Standards

The Canadian Institute of Chartered Accountants (“CICA”) has issued three new accounting standards: CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement; Section 3865, Hedges and Section 1530, Comprehensive Income. These standards are effective for the Company on January 1, 2007. The principal impacts of the standards are as follows:

FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT

This section establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when we become a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

Financial assets and financial liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading will be measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets will be measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in other comprehensive income (“OCI”).

Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments will be recognized in net income, except for derivatives that are designated as a cash flow hedge, the fair value change for which will be recognized in OCI.

HEDGES

This section specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in net income. The changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in net income. The amounts recognized in accumulated other comprehensive income (“AOCI”) will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments will be recognized in OCI and the ineffective portion is recognized in net income.

For hedging relationships existing prior to adopting Section 3865 that are continued and qualify for hedge accounting under the new standard, the transition accounting is as follows: (1) Fair value hedges - any gain or loss on the hedging instrument is recognized in the opening balance of retained earnings on transition and the carrying amount of the hedged item is adjusted by the cumulative change in fair value that reflects the designated hedged risk and the adjustment is included in the opening balance of retained earnings on transition; (2) Cash flow hedges and hedge of a net investment in a self-sustaining foreign operation - any gain or loss on the hedging instrument that is determined to be the effective portion is recognized in AOCI and the ineffectiveness in the past periods is included in the opening balance of retained earnings on transition.

Management's Discussion & Analysis

COMPREHENSIVE INCOME

Other comprehensive income includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts net of hedging arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. Our consolidated financial statements will include a consolidated statement of comprehensive income while the cumulative amount, AOCI, will be presented as a new category of shareholders’ equity in the consolidated balance sheets.

The Company is determining the impact, if any, that these changes in accounting policy will have on our consolidated financial statements once adopted on January 1, 2007.

G. Forward-Looking Statements

This year end report contains certain forward-looking statements relating to, but not limited to, the Company’s expectations, estimates, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “budget”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that are inherently subject to a number of business and economic risks and uncertainties and contingencies. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any forward-looking statement. These risks, uncertainties and other factors include, but are not limited to, the following: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in national and local government legislation, taxation or regulations, political or economic developments, inflation, changes in currency exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. All forward-looking statements in this year end report are qualified by these cautionary statements.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company disclaims any intention or obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by applicable laws.

Olympus Pacific Minerals Inc.

Management’s Responsibility

The accompanying consolidated financial statements and all of the data included in this annual report have been prepared by and are the responsibility of management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgements based on currently available information. The Company has developed and maintains systems of internal accounting control in order to ensure, on a reasonable and cost-effective basis, the reliability of its financial information, and that assets are safeguarded from loss.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises its responsibilities through the Audit Committee of the Board, comprised of non-management directors, which meets with the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements before they are presented to the Board of Directors for approval.

The consolidated financial statements have been audited by Ernst & Young LLP Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

David A. Seton Chairman and Chief Executive Officer March 30, 2007	Peter Tiedemann Chief Financial Officer and Corporate Secretary March 30, 2007

Auditors’ Report

To the Shareholders of Olympus Pacific Minerals Inc.:

We have audited the consolidated balance sheets of Olympus Pacific Minerals, Inc. (the “Company”) as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005, and the results of its operations and its cash flows each of the years in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP, Chartered Accountants
Toronto, Canada, March 28, 2007

Financial Statements

Consolidated Balance Sheets
All dollar amounts are in Canadian Dollars unless otherwise stated

As at	December 31, 2006	December 31, 2005
ASSETS
Current
Cash	4,101,536	404,987
Accounts receivable	803,027	150,984
Prepaid expenses	900,957	94,533
Inventory (note 13)	617,043	259,514
	6,422,563	910,018
Long-term
Property, plant & equipment (note 7)	10,697,757	6,449,922
Mineral properties (note 3)	10,015,755	10,060,904
Deferred financing costs (note 8c)	695,773	-
Deferred exploration and development costs (note 3)	13,724,846	13,089,242
	35,134,131	29,600,068

	41,556,694	30,510,086

LIABILITIES
Current
Accounts payable and accrued liabilities	1,899,646	1,549,803
Capital lease obligations (note 12)	412,894	-
Advance exploration contributions repayable (note 6)	-	1,191,175
Loan facility (note 5)	2,330,800	-
Asset retirement obligation (no te 4)	59,173	-
	4,702,513	2,740,978
Long-term
Asset retirement obligation (note 4)	890,322	382,509
	890,322	382,509

	5,592,835	3,123,487

SHAREHOLDERS’ EQUITY
Share capital (note 8a)	66,074,507	49,709,671
Contributed surplus (note 8b,c,d)	4,347,990	2,656,679
Deficit	(34,458,638)	(24,979,751)
	35,963,859	27,386,599
	41,556,694	30,510,086
See accompanying notes to the Consolidated Financial Statements

On behalf of the Board of Directors	David A. Seton, Chairman & Chief Executive Officer	Jon Morda, Director & Chairman of Audit Committee

Olympus Pacific Minerals Inc.

Consolidated Statements of Operations and Deficit
All dollar amounts are in Canadian Dollars unless otherwise stated

For the years ended December 31	2006	2005	2004
Sales - Gold	1,644,040	-	-

Cost and expenses
Cost of sales	1,535,891	-	-
Amortization	596,176	19,858	22,022
General exploration	158,700	(37,392)	20,632
Royalty expense	47,960	-	-
Consulting fees	315,763	149,790	68,791
Office and general administrative	508,269	230,900	221,826
Investor relations and promotion	256,207	184,519	163,173
Management fees and salaries	1,515,417	877,288	739,331
Professional fees	353,402	187,540	203,233
Shareholders’ information	37,767	33,266	43,225
Transfer agent and regulatory fees	189,237	25,555	56,250
Travel	425,895	370,805	374,865
Stock-based compensation (note 8b)	617,071	961,075	180,764
	6,557,755	3,003,204	2,094,112

Other (income) expense
Interest income	(272,156)	(21,029)	(29,749)
Interest expense	127,262	23,203	9,890
Write off of deferred exploration costs (note 3)	438,931	-	-
Impairment charge (note 3)	4,280,000	-	-
Foreign exchange (gain) loss	(8,865)	(236,917)	108,206
	4,565,172	(234,743)	88,347

Loss for the year	9,478,887	2,768,461	2,182,459
Deficit, beginning of the year	24,979,751	22,211,290	20,028,831
Deficit, end of the year	34,458,638	24,979,751	22,211,290

Basic and diluted loss per common share	$0.06	$0.02	$0.02
Weighted average number of basic and diluted common shares outstanding	164,678,791	116,581,239	89,683,403

See accompanying notes to the Consolidated Financial Statements

Financial Statements

Consolidated Statements of Cash Flows
All dollar amounts are in Canadian Dollars unless otherwise stated

For the years ended December 31	2006	2005	2004
Operating activities
Loss for the period	(9,478,887)	(2,768,461)	(2,182,459)
Items not affecting cash
Amortization	596,176	19,858	22,022
Amortization of deferred financing costs	81,090	-	-
Stock-based compensation expense	617,071	961,075	180,764
Accretion expense	29,097	-	-
Write off of deferred exploration costs	438,931	-	-
Impairment charge	4,280,000	-	-
Foreign exchange loss (gain)	16,281	(39,944)	(135,458)
Changes in non-cash working capital balances
Accounts receivable	(646,075)	(50,295)	(25,686)
Prepaid expenses	(806,424)	7,057	(45,038)
Accounts payable and accrued liabilities	292,661	1,147,817	(106,151)
Inventory	(357,529)	(259,514)	-
Due to/from related parties	-	-	(21,611)
Cash used in operating activities	(4,937,608)	(982,407)	(2,313,617)

Investing activities
Deferred financing fees	(209,238)	-	-
Deferred exploration and development costs	(5,072,261)	(4,666,219)	(3,811,533)
Acquisition of capital assets	(3,747,249)	(6,335,240)	(150,724)
Disposal of marketable securities	-	-	28,000
Cash used in investing activities	(9,028,748)	(11,001,459)	(3,934,257)

Financing activities
Shares issued	16,543,966	11,881,771	1,160,259
Decrease in subscription received in advance	-	(4,680,000)	4,680,000
Repayable loan	2,314,200	2,706,227	-
Loan repayment	-	(2,706,227)	-
Share issue cost	(1,195,261)	(410,546)	-
Cash provided by financing activities	17,662,905	6,791,225	5,840,259
Increase (decrease) in cash and cash equivalents during the period	3,696,549	(5,192,641)	(407,615)
Cash acquired - Vend-In Agreement transaction	-	-	30,062
Cash - beginning of the period	404,987	5,597,628	5,975,181
Cash - end of the period	4,101,536	404,987	5,597,628

See accompanying notes to the Consolidated Financial Statements

Olympus Pacific Minerals Inc.

Notes to Financial Statements

1. Nature of Operations

Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) and its subsidiaries are engaged in the acquisition, exploration, development and mining of gold bearing properties in Southeast Asia. The Company focuses its activities on two multi-project properties located in Central Vietnam - the Bong Mieu Gold property and the Phuoc Son Gold property.

The Company is exploring and developing its mineral properties. The Company has one gold plant in Vietnam and this plant commenced commercial production effective October 1, 2006. The recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production. To date, the Company has not earned significant revenues from its plant and is considered to be in the development stage.

2. Summary of Significant Accounting Policies

BASIS OF PRESENTATION AND CONSOLIDATION

These audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant inter-company balances and transactions are eliminated on consolidation.

ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

CASH AND EQUIVALENTS

Cash and cash equivalents are comprised of cash on hand and short-term investments that mature within 90 days from the date of acquisition.

MINERAL PROPERTIES

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs, comprised of cash paid and/or the assigned value of share consideration, relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment. The capitalized cost of the mineral properties is tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized if it is determined that the carrying amount is not recoverable and exceeds fair value. The net proceeds from the sale of a portion of a mineral project which is sold before that project reaches the production stage will be credited against the cost of the overall project. The sale of a portion of a mineral project which has reached the production stage will result in a gain or loss recorded in the statement of operations.

Notes to Financial Statements
All dollar amounts are in Canadian Dollars unless otherwise stated

Mineral properties are amortized on the basis of units produced in relation to the proven and probable reserves available on the related project following commencement of commercial production. The recorded amount may not reflect recoverable value as this will be dependent on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

ASSET RETIREMENT OBLIGATIONS (“ARO”)

The Company recognizes the fair value of an asset retirement obligation as a liability, in the period of disturbance or acquisition associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of that asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate. Subsequent to the initial measurement, the asset retirement obligation is adjusted to reflect the passage of time or changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

DEFERRED EXPLORATION AND DEVELOPMENT COSTS

The Company defers all exploration and development expenses relating to mineral projects and areas of geological interest until the project to which they relate is placed into production, sold or where management has determined impairment. These costs will be amortized over the proven and probable reserves available on the related property following commencement of production.

FOREIGN CURRENCY TRANSLATION

The monetary assets and liabilities of the Company that are denominated in currencies other than the Canadian dollar are translated at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at the average exchange rate for the year. Exchange gains and losses arising on translation are included in the statement of operations.

PROPERTY, PLANT AND EQUIPMENT

The Company records building, plant and equipment at cost. Buildings, plant and equipment involved in service, production and support are amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset. Productive lives for these assets range from 3 to 10 years, but the productive lives do not exceed the related estimated mine life based on proven and probable reserves. Computer hardware and software is amortized, net of residual value, using the straight-line method over 3 years. Repairs and maintenance expenditures are expensed as incurred. Expenditures that extend the useful lives or productive capacity of existing facilities or equipment are capitalized and amortized over the remaining useful life of the related assets.

In the normal course of our business, the Company has entered into certain leasing arrangements whose conditions meet the criteria for the leases to be classified as capital leases. For capital leases, the Company records an asset and an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments over the lease term. In the case of all our leasing arrangements, there is transfer of ownership of the leased assets to the Company at the end of the lease term and therefore the Company amortizes these assets on a basis consistent with our other owned assets.

ASSET IMPAIRMENT & LONG-LIVED ASSETS

Olympus Pacific Minerals Inc.

The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable. In assessing impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded based on discounted cash flows. Future cash flows are based on estimated future recoverable mine production, expected sales prices (considering current and historical prices), production levels and costs, and further expenditures. All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows.

STOCK-BASED COMPENSATION

The Company uses the fair-value method of accounting for stock options granted to employees and directors. Under this method, the fair value of stock options is estimated at the grant date and is recognized as an expense over the vesting period. The majority of the Company’s stock options vest on the passage of time and continued service requirements. For some of the stock options granted, the options vest based on meeting two of three criteria: (a) specified production levels, (b) specified minimum share price and market capitalization and /or (c) minimum threshold of ounces of gold geological resources for the Company. Compensation expense is recognized for these options based on the best estimate of the number of options that are expected to eventually vest and the estimate is revised, if necessary, if subsequent information indicates the expected number of options that vest are likely to differ from initial estimates.

The Company applies an estimated forfeiture rate when calculating the expense. Compensation expense is reversed for options that are cancelled prior to vesting.

Any consideration paid upon the exercise of stock options or warrants plus any previously recognized amounts in contributed surplus is credited to common shares.

The Company has a bonus share program that allows employees to elect to take their bonus in either cash or double the cash amount in common shares. If the employee chooses the share bonus, the common shares will be received one year after the last day of the bonus period. If the employee chooses the cash bonus, the cash is received within the same fiscal year. If an employee terminates employment before the one year of service, the bonus reverts back to cash without double up and is paid out on termination. The bonus is recognized as a liability at the time of the award. If the employee elects to be paid in common shares, a further share based equity award is recognized based on the market price of the Company’s shares at the date of grant and is recognized over the one year additional service period as compensation expense and contributed surplus. No compensation cost is recognized for estimated forfeitures.

LOSS PER SHARE

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is determined assuming that proceeds received on exercise would be used to purchase common shares at the average market price during the period. As there is currently a loss per share, there is no dilutive effect as all outstanding options and warrants are anti-dilutive.

FUTURE INCOME TAXES

Future income taxes are recorded using the liability method. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Notes to Financial Statements
All dollar amounts are in Canadian Dollars unless otherwise stated

STRIPPING COSTS

Stripping costs incurred during the production phase of a mine are accounted for as variable production costs that are included in the costs of the inventory produced during the period that the stripping costs are incurred.

REVENUE RECOGNITION

Revenue from the sale of gold and by-products, such as silver, are recognized when;

(i) the significant risks and rewards of ownership have been transferred, (ii) reasonable assurance exists regarding the measurement of the consideration that will be derived from the sales of goods, and the extent to which goods may be returned, and (iii) ultimate collection is reasonably assured. The risks and rewards of ownership for the gold and silver reside with the mine site until gold and silver reaches the Zurich airport and the dore bars are consigned for transport to the refinery. Consequently, revenue is recognized when the gold and silver reaches the refinery. The realized sales price per troy ounce of gold is the AM-fixing of the London Bullion Market in US dollars as prescribed under the sales contract. The quantity of ounces sold is determined by applying a variable recovery rate as well as a return rate of 99.95% for gold and 98% for silver.

For accounting purposes, the refining and transport charges are classified as part of cost of sales and revenues from by-products are netted against costs of sales.

INVENTORY

Inventory is comprised of ore in stockpiles, operating supplies, dore bars and gold in circuit and is recorded at the average cost, determined from the weighted average of the cost of similar items at the beginning of a month and the cost of similar items added during the month. Dore bars and gold in circuit inventory cost includes the laid-down cost of raw materials plus direct labour and an allocation of applicable overhead costs. Gold in circuit inventory represents gold in the processing circuit that has not completed the production process, and is not yet in a saleable form.

Ore in stockpiles is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and estimated metallurgical recovery rates (based on the expected processing method). Costs are allocated to a stockpile based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at the stockpiles average cost per recoverable unit.

INTEREST COST ACCOUNTING

Interest cost is considered an element of the historical cost of an asset when a period of time is necessary to prepare it for its intended use. The Company capitalizes interest costs to assets under development or construction while development or construction activities are in progress. Capitalizing interest costs ceases when construction of the asset is substantially complete and it is ready for its intended use. The interest rate for capitalization purposes is based on the weighted average rates of Olympus’s outstanding borrowings unless a specific obligation was incurred directly related to the specific asset (e.g. project financing). In that case, the specific interest rate is used as well as the weighted average interest rate on other obligations if the asset expenditures exceed the specific borrowing.

Olympus Pacific Minerals Inc.

3. Mineral Properties and Deferred Exploration and Development Costs

	Mineral Properties		Deferred Exploration and Development Costs
	December 31, 2006	December 31, 2005	December 31, 2006	December 31,2005
Phuoc Son	6,116,904	6,116,904	9,527,650	7,069,408
Bong Mieu	3,944,000	3,944,000	9,167,689	6,019,834
	10,060,904	10,060,904	18,695,339	13,089,242
Accumulated amortization[1]	(45,149)	-	(251,562)	-
Write-off[2]	-	-	(438,931)	-
Impairment charge[3]	-	-	(4,280,000)	-
Total	$10,015,755	$10,060,904	$13,724,846	$13,089,242

1 Accumulated amortization relates to the Bong Mieu central mine which commenced commercial production on October 1, 2006.
2 Write off of $438,931 of Deferred Exploration costs relates to certain areas of the Bong Mieu property where exploration activities did not produce positive results
3 During fourth quarter 2007, management determined that the Bong Mieu Central mine was not reaching originally estimated future throughput. Consequently, an impairment charge of $4,280,000 was taken on the Bong Mieu Centra(Hogan) deferred exploration and development costs.

BONG MIEU GOLD PROPERTY

The Company holds Mining and Investment Licences covering 30 square kilometres within the Bong Mieu gold property area. The Investment Licence covers three deposits: Bong Mieu Central (an open pit), Bong Mieu East (a potentially open-pit deposit) and Bong Mieu Underground (an underground deposit) which operated by the French from 1896 to 1941. Olympus acquired this project in 1997. Olympus owns 80% and the Company’s Vietnamese partner owns 20% of the Bong Mieu property. The Company constructed the Bong Mieu Central open pit mine and associated infrastructure in 2005 and 2006, and commercial gold production commenced in the fourth quarter of 2006. The Company must pay a 3% net smelter return royalty equal to 3% of the sales price to the Vietnamese government when the gold is melted in Vietnam and 2% royalty based on 80% of the revenues of Bong Mieu Central to Zedex Minerals Limited.

PHUOC SON GOLD PROPERTY

The Company holds an 85% interest in the Phuoc Son Gold Project with a focus of exploration, development and production of gold and other potential minerals in the specified project area, located in Phuoc Son and Nam Giang districts in the Quang Nam Province. In 2003, the Company’s subsidiary, New Vietnam Mining Company (“NVMC”), entered into a joint venture with Mien Trung Industrial Company (“Minco”), a mining company controlled by the local provincial government, to form the Phuoc Son Gold Company (“PSGC”). PSGC has an investment license on the Phuoc Son property. NVMC’s initial interest in PSGC is 85% and Minco has a 15% interest. After five years, from the end of the period in which PSGC makes a profit for 12 consecutive months, Minco can increase its interest by 15% to 30% if Minco chooses to acquire such interest from NVMC by paying fair market value. After 20 years, Minco can increase its interest to a total of 50% if Minco chooses to acquire such additional 20% interest from NVMC by paying fair market value. Fair market value shall be determined by using an independent accounting firm to perform the fair market value assessment and that assessment will be considered final and binding for both parties. If Minco does not proceed on exercising its right of acquisition within three months from the dates of entitled acquisition, Minco will be considered as having waived its right to acquire the interest.

Notes to Financial Statements
All dollar amounts are in Canadian Dollars unless otherwise stated

4. Asset Retirement Obligation

	December 31, 2006	December 31, 2005
Balance, beginning of the year	$382,509	$-
Increase in obligation	515,545	382,509
Foreign exchange adjustment	22,344	-
Accretion	29,097	-
Balance, end of the period	949,495	382,509
Current portion	59,173	-
Non-current portion	$890,322	$382,509

The asset retirement obligation relates to the Bong Mieu property in Vietnam. The Company estimated the cost of rehabilitating the site at US$1,083,160 over the next 10 years. Such estimated costs have been discounted using a credit adjusted risk-free rate of 6.9%

5. Loan Facility

On February 8, 2006, the Company entered into a US$2.0 million loan facility agreement (the “Facility”) with Macquarie Bank Limited (“MBL”) of Sydney, Australia. The Company drew down the US$2.0 million in the first quarter of 2006. The Facility bears an interest rate of LIBOR plus 2.75% and is repayable on July 31, 2007 (amended from June 30, 2007) but may be extended to June 30, 2008 at the option of MBL. In consideration for setting up the facility, MBL was paid a US$50,000 fee and was granted 5,376,092 purchase warrants to acquire the same number of common shares of the Company at an exercise price of $0.4347 until July 31, 2007 and $0.4514 until the ultimate repayment date (currently July 31, 2007 with an option to extend until June 30, 2008). The Company can also accelerate exercise of the warrants if its common shares trade at a 100% premium to the exercise price for 30 consecutive trading sessions. The Facility agreement specifies some restrictions including, but not limited to, the Company must not incur any indebtedness other than permitted financial indebtedness as defined under the Facility agreement. Permitted indebtedness includes any agreement entered into the ordinary course of business to acquire an asset or service where payment for the asset or service is deferred for a period of not more than 90 days and does not exceed, in aggregate, an amount of US $100,000 for each transaction party. Each transaction party is defined as Olympus, Bong Mieu and Formwell. The Facility agreement specifies that the transaction parties must not allow any encumbrance over its assets other than a permitted encumbrance or acquire an asset that is subject to an encumbrance that is not a permitted encumbrance. Each transaction party must not sell, assign, transfer or dispose of or partially dispose of any assets except an asset that does not form part of the secured property or an asset which is replaced by a similar asset. Each transaction party must not reduce its capital, buy back or redeem its shares or other securities issued to it or provide any financial assistance. Each transaction party may not make a distribution without the prior written consent of MBL. A distribution is defined as a dividend, distribution or any other amount related to a marketable security issued by the transaction party or interest or fee paid by the transaction party on any financial accommodation provided by a person holding a direct or indirect interest in the transaction party. The requirement for a written consent for distributions has not had a significant impact on our cash obligations to date as we have not paid out any dividends. Intercompany loans amongst transaction parties cannot be repaid to the lending transaction party unless the lending transaction party uses the proceeds of repayment to repay the MBL Facility. The above restriction on intercompany loan settlement does not significantly impact our ability to meet cash obligations as it does not prevent the provision of intercompany loans and only affects the method and timing of intercompany loan settlements.

Olympus Pacific Minerals Inc.

6. Advance Exploration Contributions

The advance exploration contributions (the “Prepaid Contribution”) due to Ivanhoe Mines Ltd. as at December 31, 2005, were adjusted to US$1,024,226 (C$1,191,175) and represent the balance due to Ivanhoe as at November 30, 2002. The amount was repayable on January 5, 2006 at which time it would be repaid in cash unless such payment would reduce the Company’s working capital to less than US$1,000,000, in which case the Company would settle by issuing Ivanhoe common shares of the Company having an aggregate market value equal to such remaining amount, determined on the basis of the average closing prices of the Company’s shares over the preceding 20 trading days.

Pursuant to an Assignment Agreement dated January 1, 2006, the Prepaid Contribution of US$1,024,226 due to Ivanhoe was assigned to Zedex Minerals Limited (“Zedex”). On March 21, 2006, the Company issued 3,406,758 common shares to Zedex in full payment of the Prepaid Contribution. Shares were issued at the average closing prices of the Company’s shares over the preceding 20 trading days which was equal to $0.34475.

7. Property, Plant & Equipment

(in dollars)	2006			2005
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Buildings	502,412	47,161	455,251	452,865	27,272	425,593
Leasehold improvements	103,005	13,333	89,672	15,087	8,127	6,960
Plant and equipment	5,613,823	281,354	5,332,469	4,567,371	103,031	4,464,340
Office equipment, furniture and fixtures	867,883	292,234	575,649	503,090	176,276	326,814
Motor vehicles	376,548	153,956	222,592	283,187	106,392	176,795
Infrastructure	2,047,585	69,855	1,977,730	356,175	8,942	347,233
Construction in progress	2,044,394	-	2,044,394	702,187	-	702,187
Total	11,555,650	857,893	10,697,757	6,879,962	430,040	6,449,922

Notes to Financial Statements
All dollar amounts are in Canadian Dollars unless otherwise stated

8. Capital Stock

A) COMMON SHARES

The Company is authorized to issue an unlimited number of common shares with one vote per share and no par value per share. The following table shows movements in the capital stock of the Company for the years ended December 31, 2004, December 31, 2005 and December 31, 2006.

	Number of Shares	Amount $
Common shares, January 1, 2004	81,341,526	32,330,552
Issued upon exercise of options	45,000	8,650
Issued upon exercise of warrants	2,879,021	1,151,609
Vend-In transaction	13,483,113	5,258,414
Common shares, January 1, 2005	97,748,660	38,749,225
Private placements	32,645,000	11,063,500
Issued upon exercise of warrants	1,452,540	435,762
Share issue costs	-	(538,816)
Common shares, January 1, 2006	131,846,200	49,709,671
Private placement	27,000,000	15,660,000
Issued upon exercise of options	1,155,833	558,067
Issued upon exercise of warrants	1,270,000	636,270
Issued upon debt repayment (see note 6)	3,406,758	1,174,480
Share issue costs	-	(1,663,981)
Common shares, December 31, 2006	164,678,791	66,074,507

The following table shows movements in contributed surplus of the Company for the years ended December 31, 2006 and 2005.

	2006	2005	2004
Balance, beginning of the year	2,656,679	1,567,334	367,440
Valuation of options	556,109	961,075	180,764
Valuation of warrants	1,445,573	128,270	-
Exercise options and warrants	(310,371)	-	-
Adopt fair value accounting	-	-	1,019,130
Balance, end of the year	4,347,990	2,656,679	1,567,334

On March 31, 2006, the Company completed a brokered private placement of $15,660,000. The Company issued 27,000,000 common shares at $0.58 per share. Agents for the Offering were paid a cash commission equal to 7% of the gross proceeds and were issued 1,890,000 compensation warrants. Each compensation warrant is exercisable for one common share at $0.58 and expires on March 31, 2008.

In the first quarter of 2006, the Company issued 3,406,758 common shares to Zedex in full payment of the Prepaid Contribution according to the Vend-In Agreement provision for repayment of the Prepaid Contribution via issuance of common shares (see note 6).

Olympus Pacific Minerals Inc.

B) STOCK OPTIONS

On September 12, 2003, the Company adopted a stock option plan which was re-approved by its shareholders on June 16, 2005. Under the plan, options to purchase shares of the Company may be granted to directors, officers, employees and consultants of the Company. The maximum number of shares that may be issued under the plan is 10% of the Company’s issued and outstanding shares. Options granted under the plan have a maximum term of five years and vesting dates are determined by the Board of Directors on an individual basis at the time of granting.

STOCK OPTION ACTIVITY, YEARS ENDED DECEMBER 31, 2006 & 2005

	December 31, 2006		December 31, 2005		December 31, 2004
	Number of Options	Weighted Avg Exercise Price	Number of options	Weighted Avg Exercise Price	Number of options	Weighted Avg Exercise Price
Outstanding, beginning of the year	11,298,667	$0.37	4,244,500	$0.52	4,593,500	$0.52
Granted	1,965,000	0.45	8,420,000	0.33	1,315,000	0.48
Exercised	(1,155,833)	0.33	-	-	(45,000)	0.19
Cancelled/ Expired	(630,334)	0.44	(1,365,833)	0.51	(1,619,000)	0.54
Outstanding, end of the period	11,477,500	0.39	11,298,667	0.37	4,244,500	0.51

Options exercisable at the endof the year	9,619,793		7,980,333		3,201,166

STOCK OPTIONS OUTSTANDING AS AT DECEMBER 31, 2006

OPTIONS OUTSTANDING				OPTIONS EXERCISABLE
Range of Exercise Prices	Number Outstanding As at Dec. 31, 2006	Weighted Avg. Remaining Life (yrs)	Weighted Average Exercise Price	Number Exercisable As at Dec. 31, 2006	Weighted Avg. Exercise Price
$0.30 - 0.36	6,452,500	3.73	$0.32	5,336,251	$0.32
$0.40 - 0.45	2,570,000	2.35	0.41	1,995,209	0.41
$0.50 - 0.55	1,705,000	3.06	0.51	1,538,333	0.51
$0.60 - 0.65	750,000	0.12	0.60	750,000	0.60
	11,477,500	3.08	0.39	9,619,793	0.39

During the year ended December 31, 2006, 1,965,000 options were granted and were valued at $428,628. The total stock-based compensation expense recognized during the year for stock options granted in the current and prior years and that vested during the current year was $524,197 [2005 - $961,075, 2004 - $180,764] using the fair value method and was credited to contributed surplus.

Notes to Financial Statements
All dollar amounts are in Canadian Dollars unless otherwise stated

C) WARRANTS

The following is a summary of the 7,266,092 warrants outstanding as at December 31, 2006 [2005 - 1,270,000, 2004 - 8,762,560]. On January 12, 2006, 1,270,000 warrants were exercised at $0.40 per share.

Total Outstanding	Exercise Price	Expiry Date
5,376,092	$0.43 $0.45	June 30, 2007 June 30, 2008
1,890,000	$0.58	March 31, 2008

According to the Facility with Macquarie Bank entered into on February 8, 2006, the Company granted 5,376,092 purchase warrants (see note 5). 2,688,046 of the warrants became issuable upon receipt of the TSXV approval of the warrants, and 2,688,046 of the warrants were issuable on or before the first advance under the facility which occurred on February 14, 2006. The fair value of the warrants was estimated to be $973,073 using the Black-Scholes model with the assumptions of a risk-free interest rate of 3.8%, expected volatility of 74% and 79%, expected time until exercise of 1.25 years and 1 year respectively. The amount was recorded as contributed surplus and as a deferred financing cost to be amortized over the term of the facility.

On March 31, 2006, 1,890,000 warrants were issued to Paradigm Capital Inc., M Partners Inc. and CIBC World Markets Inc. in conjunction with the private placement that closed on that day. The fair value of the warrants was estimated to be $472,500 using the Black-Scholes model with the assumptions of a risk-free interest rate of 3.8%, expected volatility of 68% and expected time until exercise of 2 years. The amount was included as part of issue costs and contributed surplus.

D) BONUS SHARE PROGRAM

During the year ended December 31, 2006, employees who opted for their bonus to be paid in common shares will receive 191,330 common shares in 2007. On the grant date, the fair value of the incremental share award including the cash bonus was $113,224. The total compensation expense recognized for the bonus share program for the year ended December 31, 2006 was $92,874 [2005 and 2004 - nil] including the incremental share award and the original cash bonus award.

9. Related Party Transactions

During the period ended December 31, 2006, the Company entered into the following transactions with related parties:

a)	Paid or accrued $67,424 in legal fees to a company controlled by a director of the Company as compared to $26,536 in 2005. Services are not under contract and are engaged as required.

b)	Paid or accrued $581,396 in management fees and $147,377 in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. In 2005, the Company paid or accrued $420,597 in management fees and $214,702 in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. These fees and expenses have been incurred as part of ongoing contracts with the related parties.

c)	Paid or accrued $26,228 in royalties and $6,136 in expenses to Zedex, a shareholder of Olympus. In 2005 the company paid Zedex $17,260 in interest for a short term loan and $3,852, in expenses. Royalties incurred are a result of an ongoing contract with the related party.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Olympus Pacific Minerals Inc.

10. Commitments and Contractual Obligations

As at December 31, 2006

Payments Due by Period	Total	Less than One Year	2 - 10 Years
Debt facility	$ 2,330,800	$ 2,330,800	-
Capital lease obligation	412,894	412,894	-
Operating lease	950,588	950,588	-
Purchase Obligations - supplies and services	2,069,333	2,069,333	-
Purchase obligations - capital	1,475,203	1,475,203	-
Purchase obligations - power supply	244,734	244,734	-
Asset retirement obligations	1,262,314	59,173	$ 1,203,141
Total	$ 8,745,866	$ 7,542,725	$ 1,203,141

11. Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, capital lease obligations and loan facility.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

CURRENCY RISK

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk, primarily with respect to the US dollar. The Company has a number of investments in foreign subsidiaries and joint ventures, whose net assets are exposed to currency translation risk.

A certain amount of the transactions with respect to the Bong Mieu and Phuoc Son projects are denominated in the Vietnamese Dong, which is not freely convertible into foreign currency, and there are restrictions on the removal of capital from the country. These restrictions may have an adverse impact on the Company’s ability to repatriate funds from Vietnam.

12. Capital Lease Obligation

The company has capital leases at its Bong Mieu Central mine.

	December 31, 2006	December 31, 2005
Total minimum lease payment	$412,894	$-
Less: current portion	412,894	-
	$-	$-

Notes to Financial Statements
All dollar amounts are in Canadian Dollars unless otherwise stated

13. Inventory

	December 31, 2006	December 31, 2005
Dore Bars	$73,047	$-
Ore in stockpiles	76,337	-
Gold in circuit	18,800	-
Mine operating supplies	448,859	259,514
Total	$617,043	$259,514

14. Income Taxes

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2006	2005	2004
Loss	$(9,479,000)	$(2,768,000)	$(2,182,459)
Expected Recovery	(3,223,000)	(945,000)	(742,036)
Issue Costs	(215,000)	(105,000)	(120,000)
Foreign Tax Differential	1,418,000	(268,000)	-
Non Deductible expenses	116,000	596,000	114,308
Benefit of current year loss not recognized	1,904,000	722,000	747,728
Total income tax recovery	-	-	-

The components of the Company’s future income tax assets are as follows:

	2006	2005	2004
Non-capital losses carried forward	$3,888,000	$2,415,000	$1,827,000
Deferred exploration and development costs	301,000	-	-
Issue costs	616,000	263,000	186,000
Capital Assets	25,000	25,000	20,000
Resource related deductions	692,000	641,000	638,000
Future income tax asset	5,522,000	3,344,000	2,671,000
Valuation allowance	(5,522,000)	(3,344,000)	(2,671,000)
Net future income tax asset	-	-	-

The Company has available for deduction against future taxable income non-capital losses of approximately $10,719,611 (2005 - $5,815,000, 2004 - $5,021,000). These losses, if not utilized, will expire in 2013. Subject to certain restrictions, the Company also has resources expenditures available to reduce taxable income in future years. Future tax benefits which may arise as a result of these non-capital losses and resource deductions have not been recognized in these consolidated financial statements.

Notes to Financial Statements
All dollar amounts are in Canadian Dollars unless otherwise stated

15. Memorandum of Agreement

On November 23, 2006, a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the “MOA”) was entered into by Abra Mining and Industrial Corporation (“AMIC”), the Company and Jabel Corporation (“Jabel”) that allows the Grantee (defined as the Company and “a Philippine national”) to acquire an option to earn a 60% interest in AMIC’s Capcapo mining tenement (the “property”) located in the Province of Abra in the Philippines upon completing a specified level of expenditures on the property.

The MOA is a binding agreement that is conditional on the completion of due diligence program in second quarter 2007 to validate historical drilling information. Once the due diligence procedures are complete and the drilling information is validated, a formal agreement will be signed and a cash payment of U.S. $200,000 will be made by the Grantee to AMIC. Under Philippine law, foreign-owned entities can only hold up to 40% of a Mineral Production Sharing Agreement (“MPSA”). Consequently, the Company can only directly hold 40% in the MPSA and will have to identify a Philippine national corporation to hold the additional 20%. The Phillipine national corporation has not yet been identified. A Philippine national corporation is one which is not more than 40% foreign-owned. Six months after the signing of the formal agreement, the Grantee will issue common shares of the Company to AMIC with a total value of U.S. $350,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding the date of the signing of the formal agreement. Once the Grantee has spent U.S. $3 million on exploration and development work on the property, the Grantee will issue to AMIC further common shares of the Company with a total value of U.S. $450,000 based on the average of the trading price of the Company’s common shares for the five trading days preceding their date of issuance. To earn the 60% interest, a cumulative spending of U.S. $6 million by the Grantee on exploration and development must occur by the end of the 5th year after the signing of the formal agreement. The Grantee earns a 20% interest after the first U.S. $1 million is spent, an additional 20% interest after an additional U.S. $2 million has been spent and an additional 20% interest after an additional U.S. $3 million has been spent. Once the 60% interest has been earned, a new joint venture company (“NEWCO”) would be formed of which the Grantee would hold a 60%. If the Grantee obtains less than the 60% interest, the Grantee would share in less than 60% of the results of the joint venture. One year after full commercial production is achieved on the property, a royalty would be paid to Jabel, the underlying title holder of the property, equal to either 3% of gross value of production or 6% of annual Profit of NEWCO, as defined in the agreement, whichever is higher.

16. Comparative Consolidated Financial Statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2006 consolidated financial statements.

17. Subsequent Event

On March 19, 2007, the Company completed a non-brokered private placement, of 21,428,571 shares at a price of $0.56 per share, for gross proceeds of $12,000,000. All shares issued have a hold period in Canada of four months from the closing of the placement. The net proceeds are intended to be used for ongoing exploration, feasibility studies and development work on the Company’s mineral projects and for general corporate purposes.

END OF NOTES TO FINANCIAL STATEMENTS

Olympus Pacific Minerals Inc.

Suite 500, 10 King Street East
Toronto, Ontario, Canada M5C 1C3

www.olympuspacific.com

Telephone: 416.572.2525
Toll-Free: 888.902.5522
Facsimile: 416.572.4202